UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Letter to Shareholders regarding Annual General Meeting of Shareholders
2.	Notice of 2023 Annual General Shareholders’ Meeting to be held on April 28, 2023
3.	Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: April 5, 2023

Item 1

To Our Valued Shareholders:

We are proud to report that Arcos Dorados and the McDonald’s Brand are as strong as they have ever been in Latin America and the Caribbean. The Three D’s Strategy of Digital, Delivery and Drive-thru, together with the largest free-standing restaurant portfolio in the region, drove unprecedented results in 2022. All three legs of the stool came together: our people took the business to new heights, our suppliers ensured quality and food safety and our sub-franchisees partnered with us to achieve outstanding brand metrics ever. Not to mention the positive impact we are making with investments in local economies and sponsorships of non-governmental organizations (NGO’s) that generated tens of thousands of job opportunities for young people in the communities we serve.

Our Recipe for the Future ESG (Environmental, Social and Governance) platform focuses on youth opportunity, climate change, sustainable sourcing, circular economy, commitment to families and diversity & inclusion. Soon we will publish our Social Impact and Sustainable Development Report for 2022, which is the global restaurant industry’s only ESG report with audited content. Three years ago, we aligned management’s incentives with our Recipe for the Future by including ESG metrics in their variable compensation targets. In 2022, we took our commitment to ESG one step further by becoming the first QSR (Quick Service Restaurant) company in the world to issue a sustainability-linked bond, tying our financing strategy to targets for greenhouse gas emission reduction in our operation and supply chain.

The Three D’s strategy once again drove results in 2022. Momentum in off-premise channels remained strong with Delivery and Drive-thru sales up 35% and 13% versus 2021, respectively, in constant currency. Both off-premise channels finished the year on a high. Meanwhile, on-premise sales are also growing steadily and guests are choosing the convenience of digital channels more often than before. In fact, in many cases, self-order kiosks accounted for 60% to 90% of on-premise sales.

Full year, consolidated1 systemwide comparable sales rose 39.4% versus 2021, which was 2.4x blended inflation last year. Importantly, systemwide comparable sales growth was consistent across all three divisions with Brazil rising at a rate 3.2x inflation, NOLAD up 3.3x blended inflation and SLAD1 rising about 2.0x blended inflation.

Consumer habits changed over the last two years and we adapted to those changes to meet guests on their own terms. We expanded our omnichannel approach by adding new functionalities to our mobile app in 2022. Guests now enjoy an even more personalized experience that allows them to choose how, when and where to enjoy their favorite McDonald’s menu items. Our industry-leading digital platform generated incremental off-premise sales over the last several years and is now helping maintain the essence of our brand experience by bringing families back into our restaurants in growing numbers toward the end of the year.

We are delivering consistent and sustainable sales growth with strategies designed to bring more guests to our restaurants more often. This means finding the right balance between growth in average check and guest traffic through responsible pricing, appealing product mix and convenient sales channel options.

1Excluding the results of the Venezuelan operation.

Our Revenue Management framework brought the desired impact on sales and, consequently, on market share. In fact, we added more than four percentage points of market share against the nearest competitor across all markets, reflecting important gains in all our geographies. Brand reputation also benefitted greatly, with improved scores in 24 of the 25 brand attributes we track.

The efficiency of our topline growth had a positive impact on profitability. Consolidated1 Adjusted EBITDA margin rose by 40 basis points to 10.8% for the full year, despite the final step up in our royalty rate, which took effect on August 3, 2022. Consolidated1 Adjusted EBITDA reached $390 million in full-year 2022, up 41.8% versus 2021 in US dollars. All three divisions generated margin expansion and strong Adjusted EBITDA growth, with Brazil rising 38.0%, NOLAD up 11.7% and SLAD1 increasing 70.4%, versus 2021, in US dollars.

On the cost side, we managed to keep gross margin flat and payroll expenses well under control, despite a challenging cost environment and a tough comparison with the prior year. Sales grew faster than inflation, generating margin expansion by leveraging occupancy and other operating expenses as well as General & Administrative expenses as a percentage of revenue.

The Company’s balance sheet was strong throughout 2022, ending the year with a significant cash balance, no material short-term debt maturities and a healthy net debt to adjusted EBITDA ratio of 1.0x. Notably, Fitch Ratings recently upgraded its rating of Arcos Dorados’ debt to BB+ with a stable outlook. Their analysis cited our strong operating performance, the currency diversification of our cash generation and our healthy debt profile as reasons for the upgrade.

Latin America and the Caribbean remain highly underpenetrated markets for the QSR industry, and we are moving as quickly and prudently as possible to capture this growth opportunity. Last year we exceeded our openings guidance, with 66 new restaurants opening their doors and more than 110 existing restaurants modernized to the latest design format, known as Experience of the Future (EOTF). In 2023, we expect to open 75 to 80 restaurants (at least 90% free-standing) and to modernize at least 250 additional restaurants to EOTF. Total capital expenditure should be about $350 million, which will fund openings, modernizations and maintenance of our restaurant portfolio as well as investments in our technological infrastructure and digital capabilities.

I am convinced our investments in growth and operational improvements will generate significant shareholder value while also making important contributions to the communities and economies where we operate.

Thank you for your continued support.

Sincerely,

Marcelo Rabach
Chief Executive Officer

1Excluding the results of the Venezuelan operation.

Item 2

NOTICE OF 2023 ANNUAL GENERAL SHAREHOLDERS’ MEETING

As provided for in the notice to the shareholders (the “Shareholders”) of Arcos Dorados Holdings Inc. (the “Company”) issued by the Company on March 15, 2023, the Shareholders are invited to the 2023 Annual General Shareholders’ Meeting to be held on April 28, 2023, at 15:00 p.m. (Curaçao local time) at the Curaçao Marriott Beach Resort, Queens Ballroom A, Piscadera Bay, John F. Kennedy Boulevard 3, Willemstad, Curaçao, to consider and, if appropriate, pass the proposals referred to in the Agenda below as resolutions of Shareholders:

AGENDA

1.	Welcome remarks from the Executive Chairman of the Board of Directors.

2.	Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2022, the Independent Report of the External Auditors E&Y (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), and the Notes corresponding to the fiscal year ended December 31, 2022. (Proposal 1)

3.	Appointment and remuneration of E&Y (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), as the Company’s independent auditors for the fiscal year ended December 31, 2023. (Proposal 2)

4.	Election of the following persons as Class III Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting to be held in the calendar year 2026. (Proposal 3)

a.	Mr. Michael Chu

b.	Mr. Jose Alberto Velez

c.	Mr. Jose Fernandez and,

d.	Ms. Karla Berman

Each of Messrs. Chu, Velez and Fernandez currently serve as Class III Directors on the board of directors of the Company and are standing for re-election. Ms. Karla Berman is being nominated to the board of directors for the first time. The biographies of Mr. Chu, Mr. Velez, Mr. Fernandez and Ms. Berman are enclosed.

NOTES TO THE NOTICE OF ANNUAL GENERAL SHAREHOLDERS’ MEETING

Note 1: As provided for in the Company's March 15, 2023 notice, the Board of Directors has fixed the close of business on March 31, 2023 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual General Shareholders’ Meeting.

Note 2: Admission to the Annual General Shareholders’ Meeting will be reserved for Shareholders of the Company or their duly appointed proxy on a first-come, first-served basis. Registration and seating will begin at 14:00 p.m. local time. Shareholders and proxyholders will be asked to present valid picture identification, such as a driver’s license or passport and, if applicable, a completed proxy form, before being admitted to the Annual General Shareholders’ Meeting. If you hold your shares in street name, you will also need proof of ownership in order to attend the Annual General Shareholders’ Meeting. A recent brokerage statement or letter from your brokerage firm, bank or nominee are examples of proof of ownership.

Note 3: A Shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a Shareholder of the Company.

If you wish to appoint Mr. Woods Staton, Executive Chairman of the Board of Directors, as your proxy, the Company requests that you complete, sign and mail the enclosed form of proxy in the enclosed business reply envelope, whether or not you plan to physically attend the Annual General Shareholders’ Meeting. Alternatively, you may follow the instructions on the proxy card in order to vote by phone or by internet. In order for this proxy to be valid, it must be received by no later than 5:00pm (EST) on April 27, 2023. You may revoke your voted proxy at any time prior to the Annual General Shareholders’ Meeting or vote in person if you attend.

Note 4: Documents to be discussed at the Annual General Shareholders’ Meeting are available to the shareholders at the Company’s registered office at Maples Corporate Services (BVI) Limited, Kingston Chambers, Road Town, Tortola, British Virgin Islands, Attention: Mr. Ruairi Bourke, B.V.I. Direct: + 1 284 852 3038 (email: ruairi.bourke@maples.com) on business days from 10:00 a.m. to 12:00 p.m. and from 3:00 p.m. to 5:00 p.m. local time, from April 6, 2023 to April 26, 2023 inclusive; and at the Company’s offices at Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina, Attention: Ms. Victoria Bellocq (email: Victoria.bellocq@ar.mcd.com), on business days from 10:00 a.m. to 12:00 p.m. and from 2:00 p.m. to 4:00 p.m. local time, from April 6, 2023 to April 26, 2023 inclusive.

Note 5: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Annual General Shareholders’ Meeting in order to file their proxies and sign the Attendance Book.

Note 6: If two or more persons are jointly regarded as holders of a share, each of them may be present in person or by proxy at the Annual General Shareholders’ Meeting, but if such persons are present in person or by proxy they must vote as one.

Note 7: Enroll Now for Electronic Delivery of Shareholder Materials. Arcos Dorados, through Broadridge Financial Solutions, is pleased to offer shareholders the benefits and convenience of electronic delivery of shareholder materials, including:

•	Quickest delivery of shareholder materials

•	Elimination of bulky paper documents from your personal files

•	Convenient online proxy voting

•	Reduction of printing and mailing costs which allows us to control expenses in the interest of delivering more value for all our shareholders

•	Better for the environment

When you register for electronic delivery, you will be notified by e-mail when the shareholder materials are available online. Your enrollment will remain in effect until revoked.

To register, visit http://enroll.icsdelivery.com/arco

PLEASE NOTE: you must enroll for electronic delivery for EACH account in which you hold Arcos Dorados shares.

By order of the Board

Woods Staton Executive Chairman of the Board of Directors Dated: March 31, 2023

BIOGRAPHIES OF PROPOSED CLASS III DIRECTORS

Mr. MICHAEL CHU

Mr. Chu has been an independent member of our board of directors since April 2011 and is a member of our Audit Committee. He graduated with honors from Dartmouth College in 1968 and received an MBA with highest distinction from the Harvard Business School in 1976. From 1989 to 1993, Mr. Chu served as an executive and limited partner in the New York office of the private equity firm Kohlberg Kravis Roberts & Co. From 1993 to 2000, Mr. Chu was with ACCION International, a nonprofit corporation dedicated to microfinance, where he served as President and CEO and participated in the founding and governance of various banks in Latin America. Mr. Chu currently holds an appointment as Senior Lecturer at the Harvard Business School, where he is the Faculty Chair for Latin America, and is Partner Emeritus and cofounder of the IGNIA Fund, a venture capital firm dedicated to investing in disruptive business models serving the emerging middle class and low-income populations in Mexico and Latin America. He was a founding partner of, and continues to serve as Senior Advisor to, Pegasus Group, a private equity firm in Buenos Aires. He also serves on the board of Takeoff Technologies, Inc, a private company in Boston, Massachusetts.

Mr. JOSE ALBERTO VELEZ

Mr. Vélez has been an independent member of our board of directors since June 2011 and is a member of our Audit Committee. Mr. Vélez received a Master of Science degree in Engineering from the University of California, Los Angeles, and a degree in Administrative Engineering from Universidad Nacional de Colombia. Mr. Vélez previously served as the CEO of Suramericana de Seguros, the leading insurance company in Colombia, and as the CEO of Inversura, a holding company that integrates the leading insurance and social security companies in Colombia. He was the Chief Executive Officer of Cementos Argos S.A. between 2003 and 2012. From 2012 until March 2016, he was the President of Grupo Argos, a holding group with investments in cement, energy and infrastructure concessions (roads and airports). He is currently a member of the Boards of Directors of Grupo Crystal, Grupo Daabon and the Board of Trustees of the Universidad EAFIT in Colombia. Mr. Velez is also a member of the Latin American Chapter of the Wilson Center in Washington D.C. In addition, Mr. Velez has been a member since 1998 of the Board of Trustees of the “Fundacion Fraternidad”, a non-profit organization that grants college scholarships for students from rural areas in Colombia.

Mr. JOSE FERNANDEZ

Mr. Fernandez has been an independent member of our board of directors since October 1, 2013 and in December 2021 he was appointed as a member of the Audit Committee. Mr. Fernández was the Divisional President of operations for SLAD until 2013. Mr. Fernández is a Mechanical Engineer from Instituto Tecnológico Buenos Aires and began his career at McDonald’s in 1986. He held the positions of Development Director, Development Vice President and Managing Director of McDonald’s Argentina before becoming the Divisional President of operations of SLAD. In 2019, Mr. Fernández was appointed as a member of the board of directors of Cencosud Shopping S.A. in Chile. In May 2022, Mr. Fernandez was appointed as a member of the board of directors of The Fresh Market, a non-public company headquartered in Greensboro, NC.

Ms. KARLA BERMAN

Ms. Berman is being nominated as an independent member of the board of directors. Ms. Berman has an Industrial Engineering degree from Universidad Iberoamericana of Mexico City, Mexico, and has an MBA from Harvard Business School. Ms. Berman began her career in Mexico as a reporter for the newspaper Reforma in 2002. She then worked at McKinsey & Company in Mexico from 2003 until 2005. From 2006 until 2012 she joined “Grupo Expansion (Time Inc.) as Digital Director. In 2012, Ms. Berman joined Google Mexico, working as head of branding solutions for Spanish Latam (2012-2015) and Sales Director CPG (2016-2020). From 2020 until November 2021, Ms. Berman was VP of sales and Chief Marketing Officer for Yalo Mexico and most recently, she was the Director for Softbank in Mexico. Ms. Berman was a former board member of Mezcal Amarás and of the investment committee of IGNIA. She currently is a board member for Endeavor Mexico and member of the Latin America Advisory Board for Harvard Business School. Ms. Berman is an angel investor, non-executive co-founder of NaranXadul.com, the largest Mommy blog in Mexico and participates in the Mexican version of the TV show SHARK TANK.

Item 3

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. V08878 - P91884 For Withhold For All A ll Al l Except ! ! ! For Against Abstain To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below . ARCOS DORADOS HOLDINGS INC. LUIS BONAVITA 1294, 5TH FLOOR OFFICE 501 WORLD TRACE CENTER FREE ZONE MONTEVIDEO, URUGUAY 11300 ARCOS DORADOS HOLDINGS INC. The Board of Directors recommends you vote FOR the following: 3. Election of the following persons as Class II I Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting to be held in the calendar year 2026 . Nominees: 1) Mr. Michael Chu 2) Mr. Jose Alberto Velez 3) Mr. Jose Fernandez 4) Ms. Karla Berman Each of Messrs . Chu, Velez and Fernandez currently serve as Class III Directors on the board of directors of the Company and are standing for re - election . Ms . Berman is being nominated to the board of directors for the first time . The biographies of Mr . Chu, Mr . Velez, Mr . Fernandez and Ms . Berman are enclosed . The Board of Directors recommends you vote FOR the following proposals: 1. Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2022, the Independent Report of the External Auditors EY ( Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global ), and the Notes corresponding to ! ! ! the fiscal year ended December 31, 2022. 2. Appointment and remuneration of EY ( Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global ), as the Company’s independent ! ! ! auditors for the fiscal year ending December 31, 2023. Please sign exactly as your name(s) appear(s) hereon . When signing as attorney, executor, administrator, or other fiduciary, please give full title as such . Joint owners should each sign personally . All holders must sign . If a corporation or partnership, please sign in full corporate or partnership name by authorized officer . VOTE BY INTERNET - www . proxyvote . com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11 : 59 P . M . Eastern Time the day before the cut - off date or meeting date . Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form . VOTE BY PHONE - 1 - 800 - 690 - 6903 Use any touch - tone telephone to transmit your voting instructions up until 11 : 59 P . M . Eastern Time the day before the cut - off date or meeting date . Have your proxy card in hand when you call and then follow the instructions . VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage - paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 . SHAREHOLDER MEETING REGISTRATION To vote and/or attend the meeting, go to “shareholder meeting registration” link at www . proxyvote . com SCAN TO VIEW MATERIALS & VOTE w

V08879 - P91884 ARCOS DORADOS HOLDINGS INC. Annual General Meeting of Shareholders April 28, 2023 3:00 PM This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) Mr . Woods Staton, Executive Chairman of the Board of Directors, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of ARCOS DORADOS HOLDINGS INC . that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 3 : 00 PM, (Curaçao Time) on April 28 , 2023 , at the Curaçao Marriott Beach Resort, Queens Ballroom, Piscadera Bay, John F . Kennedy Boulevard 3 , Willemstad, Curaçao and any adjournment or postponement thereof . This proxy, when properly executed, will be voted in the manner directed herein . If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations . Continued and to be signed on reverse side Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice of Annual General Meeting is available at www.proxyvote.com.